SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                            Little Switzerland, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   537528101
                                 (CUSIP Number)


                                MR. MARK B. BAKAR
                             VALUEVEST PARTNERS L.P.
                                1 Sansome Street
                                   39th Floor
                             San Francisco, CA 94104
                                 (415) 288-2460



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                                 Donald L. Sturm
                             3033 East First Avenue
                                    Suite 200
                             Denver, Colorado 80206

                                 FEBRUARY 23, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------------------                -------------------------------
CUSIP No. 537528101                    13D                 Page 2 of 6

---------------------------------                -------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
                               VALUEVEST PARTNERS, L.P.

============ ===================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                         (b)|_|
============ ===================================================================
    3.
             SEC USE ONLY

============ ===================================================================
    4.
             SOURCE OF FUNDS
                                        00
============ ===================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
============ ===================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ==============================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         395,300 Shares of Common Stock
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.
                                  SHARED VOTING POWER

                          ------- ==============================================
                            9.
                                  SOLE DISPOSITIVE POWER

                                           395,300 Shares of Common Stock
                          ------- ==============================================
                           10.
                                  SHARED DISPOSITIVE POWER

============ ===================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        395,300 Shares of Common Stock
============ ===================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            |-|
============ ===================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        4.58%
============ ===================================================================
    14.
             TYPE OF REPORTING PERSON
                                        PN
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. 537528101                     13D                   Page 3 of 6

---------------------------------                -------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
                               DONALD L. STURM

============ ===================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                         (b)|_|
============ ===================================================================
    3.
             SEC USE ONLY

============ ===================================================================
    4.
             SOURCE OF FUNDS
                                        PF
============ ===================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
============ ===================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        UNITED STATES
------------------------- ------- ==============================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES                   782,100 Shares of Common Stock
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.
                                  SHARED VOTING POWER

                          ------- ==============================================
                            9.
                                  SOLE DISPOSITIVE POWER
                                  782,100 Shares of Common Stock

                          ------- ==============================================
                           10.
                                  SHARED DISPOSITIVE POWER

============ ===================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,100 Shares of Common Stock

============ ===================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            |_|
============ ===================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.07%
============ ===================================================================
    14.
             TYPE OF REPORTING PERSON
                                        IN
============ ===================================================================

                         AMENDMENT NO. 3 TO SCHEDULE 13D


This Amendment No. 3, which is being filed jointly by ValueVest partners L.P. ("ValueVest") and Donald L. Sturm ("Sturm", and with ValueVest, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed jointly by the Reporting Persons with the Commission on May 5, 1997, as amended by Amendment No. 1 filed by the Reporting Persons on August 4, 1997 and Amendment No. 2 filed by the Reporting Persons on October 30, 1998 (as amended, the "Statement"), as follows:

Item 1.  Security and Issuer

Common Stock

Little Switzerland, Inc. (the "Issuer" or the "Company")
161-B Crown Bay Cruise Ship Port
St. Thomas, U.S.V.I. 00802


Item 2.  Identity and Background


(a)      Name:                             ValueVest Partners L.P. ("ValueVest")
(b)      Place of Organization:            California
(d)      Address of Principal Office:      1 Sansome Street
                                           39th Floor
                                           San Francisco, California  94104
(e)      Address of Principal Office:      1 Sansome Street
                                           39th Floor
                                           San Francisco, California  94104
(f)      Criminal Convictions:             None
(g)      Civil Proceedings under any
         Securities Laws:                  None

(a)      Name:                             Donald L. Sturm ("Sturm")
(b)      Citizenship                       United States
(c)      Principal Occupation:             Investor
(d)      Address of Principal Business:    3033 East First Avenue
                                           Suite 200
                                           Denver, Colorado 80206
(e)      Address of Principal Office:      3033 East First Avenue
                                           Suite 200
                                           Denver, Colorado 80206
(f)      Criminal Convictions:             None
(g)      Civil Proceedings under any
         Securities Laws:                  None

Item 4.  Purpose of Transaction.

         This Item 4 is Amended and Restated as follows:

In December 1998, Donald L. Sturm, one of the Reporting Persons, and the Company began engaging in discussions about the possibility of Sturm nominees serving on the Board of Directors of the Company, and on December 23, 1998 Donald Sturm sent the Company notice of his intention to nominate Melanie L. Sturm and Richard C. Hunter as Directors in connection with the Company's 1998 Annual Meeting of Shareholders (the "Annual Meeting"). During the same period the Company was also involved in discussions with Seymour Holtzman, the President of Jewelcor Management, Inc., a stockholder of the Company that beneficially owns 12% of the Company's Common Stock, about the possibility of Jewelcor nominees serving on the Board of Directors and certain other matters relating to the management of the Company. During January and February, the Company, Donald L. Sturm and Seymour Holtzman continued with discussions concerning such matters.

         On February 23, 1999, Donald L. Sturm and ValueVest entered into a Settlement Agreement with the Company, Jewelcor Management, Inc., Seymour Holtzman and certain other parties thereto, which provided, among other things, for (i) the agreement by the Company to designate Melanie L. Sturm and Richard
C. Hunter as the Company's nominees for election as Class III Directors at the Annual Meeting , (ii) the agreement by the Company to designate Adriane Dudley and Seymour Holtzman as the Company's nominees for election as Class I Directors at the Annual Meeting, (iii) effective the date of the Annual Meeting, the resignation of C. William Carey as a Director and Chief Executive Officer of the Company, and Timothy Donaldson as Director of the Company, and the appointment of Peter McMullin as a Class II Director of the Company, (iv) the appointment of Kenneth W. Watson as Acting Chief Executive Officer of the Company, effective the date of the Annual Meeting, (v) the amendment of the Company's By-Laws, through the adoption of Amended and Restated By-Laws of the Company, and (vi) the agreement of Donald L. Sturm, ValueVest, Jewelcor Management, Inc., Seymour Holtzman and his affiliates and associates, and C. William Carey, respectively, to vote the shares of the Company's capital stock beneficially owned by them for the Company's nominees for Director at the Annual Meeting.

     In addition, Mr. Sturm was granted the right to attend and observe all meetings of the Board of Directors for so long as he beneficially owns at least 5% of the oustanding shares of Common Stock of the Company.

     The above summary is qualified by reference to the entirety of the Settlement Agreement which is incorporated herein by reference. The Company has filed the Settlement Agreement as Exhibit 10.32 to its form 8-K which was filed with the Securities and Exchange Commission on February 24, 1999.

         Except as described in this item 4, or in Item 6 below, the Reporting Persons do not have any plans or proposals which relate to or would result in
(a) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (b) any other material change in the Issuer's business or corporate structure; (c) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (d) any material action similar to any of those enumerated above.

         Additionally, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (f) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (g) any material action similar to any of those enumerated above.

         The Reporting Persons anticipate that they will from time to time re-evaluate their respective investments in the Issuer, and depending upon their view of the then current and future business, financial condition and prospects of the Issuer, market conditions and such other factors as they may deem material to their investment decision, the Reporting Persons may, subject to applicable legal requirements (i) seek to purchase additional shares of the Issuer from the Issuer, on the open market, or in private transactions, or by any other permissible means, (ii) dispose of all or a portion of the shares of the Issuer that they presently own or hereafter may acquire, (iii) from time to time, consistent with their role as major stockholders of the Company, seek to influence, or direct or redirect, the management, policies, business, corporate structure and capitalization of the Issuer, and (iv ) seek to effect other transactions with the Issuer.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) As of March 5, 1999, ValueVest is the beneficial owner of 395,300 shares of Common Stock, representing a 4.58% interest in the Issuer, and Donald
L. Sturm is beneficial owner of 782,100 shares of Common Stock shares representing a 9.07% interest in the Issuer. In the aggregate, the Reporting Persons own 1,177,400 Shares of Common Stock of the Issuer, or approximately 13.65% of the issued and outstanding shares of Common Stock of the Issuer.

         (b) Each of the Reporting Persons has sole voting power with respect to the shares beneficially owned by such Reporting Person.

     (c) The Reporting Persons have not effected any transactions in the securities of the Issuer during the 60 days prior to March 5, 1999.

         (d) No other person has the right to receive, or the power to direct receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

         (e)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         This Item 6 is amended and restated as follows:

     ValueVest and Sturm are acting as a group for the purpose of acquiring and holding the shares of Common Stock of the Issuer held by them.

     There exists an Agreement of Joint Filing (previously filed as Exhibit 7.1) between ValueVest and Sturm with respect to the filing of this Schedule 13D.

         Pursuant to the terms of the Settlement Agreement described in Item 4 above, the Reporting Persons have agreed to vote securities beneficially owned by them for the Company's nominees for election as Directors at the Annual Meeting. There are no other contracts, arrangements or other understandings between the Issuer and the Reporting Persons relating to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 7.1 - Agreement of Joint Filing (previously filed with the original
                   Schedule 13D)
     Exhibit 7.2 - Trading History  (previously filed with the original Schedule
                   13D)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    March 5, 1999

VALUEVEST PARTNERS L.P.

By:      Valuevest Management Company, LLC
         its General Partner

         By: /s/ Mark B. Bakar
             Name:  Mark B. Bakar
             Title:  President


            /s/ Donald L. Sturm
            Donald L. Sturm